EXHIBIT 99.2

EMPLOYEE

STOCK OPTION AND SHARE PLAN

of

AC Immune SA
(2005 plan)

1.            Purpose

AC Immune S.A., a company incorporated in Ecublens (“the Company”) aims to offer to selected employees the right to acquire options in ordinary shares of the Company in accordance with the internationally accepted standards of the industry. By introducing a stock option as well as a stock plan (hereinafter “the Plan” or the “Stock Ownership Plan”) it is underlined that the employees (hereinafter “the Optionees”) as well as the Members of the Board of Directors (hereinafter “the Members”) are not only committed to the economic development of the entire company, but may also benefit in the company’s economic success.

The Optionees are offered an additional source of revenue through stock option grants (Hereinafter the “Options”), which is tied to the long-term development of the undertaking.

The Members are offered the possibility to contribute to the equity of the Company by purchasing common shares of the Company (hereinafter refereed to as the “Shares”), in order to attract and retain them and to enhance the profitability of the Company.

2.            Administration Board

The plan shall be administered by the Compensation committee of the Company (hereinafter “the Committee”). The majority of the members of the Committee shall constitute a quorum, and the resolutions adopted by a majority of the members of the Committee present at any meeting at which a quorum is reached or unanimously approved in writing, shall constitute valid decisions of the Committee hereunder.

The Board of the Company decides on the emission of stock option rights as well as shares grant. The Committee passes an appropriate resolution according to the provisions of the statutes.

The Committee shall in particular determine the number of participating rights to be allocated, the exercise price related to the Options, the number of Options granted to the Optionees, the exercise period of the Option, the sale price of the Shares, the form and the content of the documents, if any, to be used to execute all or part of the management of the Plan.

All decisions of the Committee as to all questions of interpretation and application of the Plan shall be final, binding and conclusive on all addressees, inclusive of the Company, the shareholders and the employees. The Committee may establish any policies or procedures and adopt any rules, which, in its discretion, are relevant to the operation and administration of the Plan.

The Committee may delegate to a special committee the implementation, as well as the day-to-day management of the Plan.

Stock options

3.             Shares subject to the Plan

The shares subject to the Options shall be outstanding common shares of the company of par value of CHF 5.- (five Swiss franc) per share, fully paid in, kept by the Company as treasury shares or shares authorized for issuance by the Committee by the Company’s by-laws.

If an Option granted pursuant to the Plan expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject to the Plan shall either (i) remain available for subsequent Option grants under the Plan or (ii) can be distributed to the shareholders of the Company, pro rata their participation into the Company, as the Committee shall deem it.

4.             Participants

The participation in this the stock options plan is offered to selected employees (Optionees). The extents of option rights granted to individual groups of employees of the Company are linked to their position within the corporate hierarchy on the one hand and their significance for further developments of the Company on the other hand. The Committee shall determine the persons entitled to stock option rights as well as the number of the individually granted option right within its discretion.

The Committee registers the issued option rights in the Company’s stock record book under the separate heading “Option Rights”. Only persons registered in the stock record book are deemed holders of option rights (Optionees).

5.             Stock Option Grant

The granting of stock option rights is communicated to the Optionees by the Committee in written notice (hereinafter “Option Certificate” as per Schedule 1).

6.             Subscription Price

The stock option rights are allocated to the entitled persons free of charge. Share value retained for the evaluation of the stock option rights is based on market value, according to definition of para. 9.

7.             Exercise Price of the Option Right

The exercise price of the option right against payment of which the entitled persons may obtain the stock option is determined by the Committee and indicated on each option certificate.

8.             Vesting Period

The Optionees may exercise 25% of the Options at the each anniversary of the grant date related to such Option, starting on the first year. Thus, and provided other conditions of the plan are met, all options will be fully vested four years after grant date

The vesting period will be accelerated and all the option rights under the Plan will be immediately granted to the employees in case of (i) the consummation of an IPO, (ii) the consummation of a consolidation or merger of the Company with or into any other company or companies in which the holders of the Company’s outstanding shares immediately before such consolidation or merger do not, immediately after such consolidation or merger, retain stock representing a majority of the voting power of the surviving company of such consolidation or merger, (iii) the consummation of a sale of all or substantially all of the shares or assets of the Company.

9.             Market value of the shares

Market value of the underlying shares is determined according to the current regulations of the Swiss tax administration1 as being the average between yield value and intrinsic value of the Company based on last audited financial accounts.

10.          Exercising Period

The Committee determines the terms within which, upon the vesting of the option rights, the granted option rights may be exercised. The option rights cannot be exercised before beginning of this exercise period.

The option rights may be exercised at any time during the exercising period.

1 Instructions concernant l‘estimation des titres non cotés en vue de l’impôt sur la fortune, Edition 1996.

All unexercised Options will expire automatically upon the earlier of: (i) Optionee’s ceasing to be employed by the company, subject to para. 14 below, (ii) the dissolution or liquidation of the Company or (iii) the expiration of the exercise period according to the option rights certificate.

11.          Exercise

In order to exercise his option rights, the Optionee shall submit a subscription form according to Schedule 2 to the Committee. The subscription form may relate to all or only a part of the vested option rights.

The exercise price of the option rights shall be paid at the time of the exercise of the option right. The Company is not entitled to supply the shares before receipt of the entire exercise price.

12.          Shareholders agreement

Shares received further to exercise of the Options are covered by the existing shareholder agreement (the Agreement) signed by the company shareholders.

A copy of the Agreement is attached to the Stock Ownership Plan and is deemed to be binding for the Optionee upon exercise of the Options.

13.          Restriction upon transfer

The right of any Optionee to exercise any Option granted to him shall not be assignable or transferable other than by devolution for cause of death, in accordance with para. 14 below.

14.          Termination of the employment relationship

The Plan is linked to the employment relationship between the Optionee and the Company.

14.1       Retirement, Death or Disability

In case of retirement of an Optionee, pursuant to the law or other applicable rules, of death or total or partial disability of an Optionee, the termination of the employment relationship between the Optionee and the Company shall have the following consequences

-	On the vested Options: the Optionee may exercise the Options during six months after the date such Optionee ceased to be an employee of the Company. In case of non-exercise within this period of six month, the concerned Options shall expire, become void and without effect. In case of death, the Options granted might be exercised by the testamentary executor of such

Optionee or by any person or persons (acting jointly) who has acquired the right to exercise such Options by bequest or inheritance during six months after the date of death of the Optionee. In case of non-exercise within this period of six month, the concerned Options shall expire, become void and without effect.

-	On the unvested Options: the Optionee, may exercise the unvested Options, which vest during the notice period, during six months after the date such Optionee ceased to be an employee of the Company. In case of non-exercise within this period of six month, the concerned Options shall expire, become void and without effect. The Optionee may not exercise the unvested Options at the end of the employment relationship, which Options shall expire, become void and without effect.

14.2       Termination of the employment agreement by the Optionee

-	On the vested Options: the Optionee may exercise the Options during three months after the date such Optionee ceased to be an employee of the Company. In case of non-exercise within this period of three months, the concerned Options shall expire, become void and without effect.

-	On the unvested Options: the Optionee may exercise the unvested Options, which vest during the notice period. The Optionee may not exercise the unvested Options at the end of the employment relationship, which Options shall expire, become void and without effect.

14.3       Termination of the employment agreement by the Company

14.3.1   Ordinary Termination

-	On the vested Options: the Optionee may exercise the Options during three months after the date such Optionee ceased to be an employee of the Company. In case of non-exercise within this period of three months, the concerned Options shall expire, become void and without effect.

-	On the unvested Options: the Optionee may exercise the unvested Options, which vest during the notice period. The Optionee may not exercise the unvested Options at the end of the employment relationship, which Options shall expire, become void and without effect.

14.3.2   Termination for cause

-	On the vested Options: the Optionee may exercise the Options during three months after the date such Optionee ceased to be an employee of the Company. In case of non-exercise within this period of three months, the concerned Options shall expire, become void and without effect.

-	On the unvested Options: the Optionee may exercise the unvested Options, which vest during the notice period. The Optionee may not exercise the unvested Options at the end of the employment relationship, which Options shall expire, become void and without effect.

Share plan

15.          Shares subject to the Plan

The shares shall be outstanding common shares of the company of par value of CHF 5.- (five Swiss franc) per share, fully paid in, kept by the Company as treasury shares or shares authorized for issuance by the Committee by the Company’s by-laws.

16.          Participants

The participation in this Share Plan of the Company is offered to selected members of the Board of Directors (Members). The Committee shall determine the persons entitled to participate to the acquisition of Shares as well as the number of the offered shares within its discretion.

The Committee registers the Shares in the Company’s stock record book under the name of the Participants.

17.          Share grant

The granting of shares is communicated to the Members by the Committee in written notice (hereinafter “Share Certificate” as per Schedule 3).

18.          Subscription Price

The price at which the Members may purchase Shares in any given year shall be the market value of the shares according to para. 9.

19.          Shareholders agreement

Shares sold to Members are covered by the existing shareholder agreement (the Agreement) signed by the company shareholders.

A copy of the Agreement is attached to the Stock Ownership Plan and is deemed to be binding for the Members upon acceptance.

20.          Buy back

The Company, upon its sole discretion, could buy back shares held by the Member resigning from the Board of the company.

Buy back clause is applicable to shares, determined “prorata temporis”, between resignation date and December 31st, 2009 and starting date with the Company and December 31st, 2009.

General clauses

21.          Recapitalization, reorganization, adjustments

The existence of the Plan, the Option or the Shares granted hereunder sold shall not affect in any way the right or power of the Company or the shareholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other changes in the Company’s capital structure or its business, (ii) any merger or consolidation of the Company, (iii) any issue of debt or equity securities, (iv) the dissolution or liquidation of the Company or (v) any sale, lease, exchange or other acts of disposition of all or part of its assets or business.

The Committee may make or provide for such adjustments in the par value, the Price and in the number of Shares covered by outstanding Options as the Committee in its sole discretion, may determine is equitably required to prevent dilution or enlargement of the rights of Optionees that would otherwise result from (i) any recapitalization or other change in the capital structure of the Company, (ii) any merger, reorganization, partial or complete liquidation, or other distribution of assets, issue of rights or warrants to purchase Shares or (iii) any other corporate transaction or event having an effect similar to any of the foregoing.

In the event of any transaction or event described here above, if the Committee is unable to adjust the par value, the Price or the number of Shares covered by the Plan, it may, in its discretion, (i) substitute for any or all outstanding Options under this Plan such alternative consideration as it, in good faith, will determine to be equitable in the circumstances and (ii) require in connection therewith the surrender of all Options so replaced.

22.          Taxes

The Participant has to bear all taxes in connection with the granting of the option or shares rights respectively in connection with the exercise of such rights.

23.          Place of Performance and Forum

The Plan shall be governed by and construed under the laws of Switzerland.

Place of jurisdiction is Vaud.

This Stock Ownership Plan becomes effective on January 1st, 2006.

For the Company:	The board of directors:

/s/ Andrea Pfeifer	/s/ Martin Velasco
Andrea Pfeifer, CEO	Martin Velasco, Chairman